FORM 3

                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

               INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                                  OMB APPROVAL
                                                  OMB Number:          3235-0104
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response . . . . 0.5

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                       30(f) of the Investment Company Act of 1940


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     1.  Name and Address of Reporting Persons

          Glenn Sands
          c/o Periscope Sportswear, Inc.
          1407 Broadway, Suite 620
          New York, New York  10018
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     2.   Date of Event Requiring Statement
            (Month/Day/Year)

          12/11/98
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     3.  IRS or Social Security Number of Reporting Person (Voluntary)


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     4.   Issuer Name and Ticker or Trading Symbol

          GIANT GROUP, LTD. (GPO)

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     5.  Relationship of Reporting Person to Issuer
                   (Check all applicable)

           X      Director     X   10% Owner
          ----                ----
                  Officer           Other (specify below)
          ----    (give       ----
                  title
                  below)

                      Principal Accounting Officer
                     -----------------------------
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     6.  If Amendment, Date of
         Original (Month/Day/Year)

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     7.  Individual or Joint/Group Filing (Check Applicable Line)

           X   Form filed by One Reporting Person
          ----

          ____ Form filed by More than One Reporting Person

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     TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
     ---------------------------------------------------------------------------
      Title of Security    2. Amounts of  3. Ownership       4. Nature of
      (Instr. 4)           Securities     Form: Direct (D)   Indirect
                           Beneficially   or Indirect (I)    Beneficial
                           Owned          (Instr. 5)         Ownership
                           (Instr. 4)                        (Instr. 5)
      -----------------   ------------  ----------------  ------------------
      Common Stock,
      par value
      $.01 per share        721,386*           D
      -----------------   ------------  ----------------  ------------------

      -----------------   ------------  ----------------  ------------------

      -----------------   ------------  ----------------  ------------------

      -----------------   ------------  ----------------  ------------------
      ----------------------------------------------------------------------
                             (Print or Type Responses)

     Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

      * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
                                Page 1 of 2 pages

                                                                       (over)
                                                                 SEC 1473 (7-96)

          TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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           1. Title of      2. Date Exer-          3. Title and Amount of
              Derivative       cisable and            Securities Underlying
              Security         Expiration             Derivative Security
              (Instr. 4)       Date                   (Instr. 4)
                               (Month/Day/
                               Year)
     --------------------   ---------------------  --------------------------
                            Date         Expira-                Amount
                            Exer-        tion         Title     or
                            cisable      Date                   Number
                                                                of
                                                                Shares
                            ----------  ---------   ---------   ----------

      -------------------   ----------  ---------   ---------   ----------

      -------------------   ----------  ---------   ---------   ----------

      -------------------   ----------  ---------   ---------   ----------

      -------------------   ----------  ---------   ---------   ----------

      -------------------   ----------  ---------   ---------   ----------
           4. Conver-          5. Ownership                 6. Nature of
              sion or             Form of                      Indirect
              Exercise            Derivative                   Beneficial
              Price of            Security:                    Ownership
              Deri-               Direct                       (Instr. 5)
              vative              (D) or
              Security            Indirect
                                  (I)
                                  (Instr. 5)
           -----------------   --------------------------   -------------

           -----------------   --------------------------   -------------

           -----------------   --------------------------   -------------

           -----------------   --------------------------   -------------

           -----------------   --------------------------   -------------

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     Explanation of Responses:
     * Does not include 170,300 shares of Common Stock which may be issued to M. Sands based upon an earn-out clause in the Agreement and Plan of Merger, dated as of December 4, 1998, by and between GIANT GROUP, LTD., Periscope Sportswear, Inc., and PS/Acq Corporation.



                     By:     /s/ Glenn Sands                    12/17/98
                        -------------------------------    -------------------
                         **Signature of Reporting Person           Date



     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed.
           If space provided is insufficient, See Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                            SEC 1473 (7-96)

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